EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended		Year Ended		Year Ended	Year Ended		Year Ended
	March 31,		March 31,		March 31,	March 31,		March 31,
	2005		2004		2003	2002		2001
Consolidated pretax income (loss) from continuing operations	$(27,352)		(16,944)		2,223	(2,948)		20,129
Net amortization of debt issuance expense	2,487		2,191		1,626	1,420		1,389
Interest expense	31,600		31,984		27,048	28,553		31,653
Interest portion of rental expense	1,423		1,442		1,507	1,579		1,766

Earnings	$8,158		18,673		32,404	28,604		54,937

Interest expense	$31,600		31,984		27,048	28,553		31,653
Net amortization of debt issuance expense	2,487		2,191		1,626	1,420		1,389
Interest portion of rental expense	1,423		1,442		1,507	1,579		1,766

Fixed Charges	$35,510		35,617		30,181	31,552		34,808

Ratio of Earnings to Fixed Charges	$ (a	)	(a	)	1.07x	(a	)	1.58x

(a)	The deficiency in earnings required to cover fixed charges for the fiscal years ended March 31, 2005, 2004 and 2002 was $27,352, $16,944 and $2,948, respectively. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and discontinued operations from fixed charges. Fixed charges consist of interest expense, net amortization of debt issuance expense (recorded as a component of interest expense in the consolidated financial statements), and that portion of operating lease rental expense which we deem to be representative of interest. The deficiency in earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):

	Fiscal Year Ended March 31,
	2005	2004	2002
Depreciation	$22,594	$23,587	$26,209
Amortization	457	675	4,175
Non-cash charges	1,768	3,753	4,723

Total	$24,819	$28,015	$35,107